Exhibit 99.2
Notice of Availability of Proxy Materials
for Cresco Labs Inc. Annual General and Special Meeting

Meeting Date and Time: October 30, 2026 at 12:00 p.m. Central Daylight Time
Location: https://meetings.lumiconnect.com/400-728-762-814

Please be advised that the proxy materials (the "Materials") for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these Materials, but you are reminded to access and review the management information circular and other proxy materials available online prior to voting. These materials are available at:
www.investors.crescolabs.com
OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials
Shareholders of Cresco Labs Inc. (the "Corporation" or "Cresco") may request to receive paper copies of the Materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by October 16, 2026, in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.
For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting
The resolutions to be voted on at the meeting, described in detail in the management information circular, are as follows:
1.to receive the Corporation's financial statements for the years ended December 31, 2025 and 2024, together with the auditor's report thereon;
2.to set the number of directors of the Corporation at seven (7);
3.to elect the directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed;
4.to appoint Baker Tilly US, LLP as independent auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof;
5.to adopt a special resolution for the purpose of amending the articles of the Corporation to extend the U.S. exchange listing "sunset" date for the Multiple Voting Shares of the Corporation;
6.to adopt a special resolution approving a plan of arrangement under the Business Corporations Act (British Columbia) (the "BCBCA") whereby the Corporation's securities will be: (i) consolidated at an exchange ratio to be fixed by the Corporation's board of directors (subject to a minimum of five (5) and a maximum of fifteen (15) pre-consolidation Cresco securities for one (1) post-consolidation security), and (ii) exchanged for securities of a new British Columbia parent corporation ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of

Exhibit 99.2
TopCo, the shareholders of Cresco will become shareholders of TopCo, and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary; and
7.to adopt a special resolution approving a plan of arrangement under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States, with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the redomicile.
Voting
To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 12:00 p.m. (Central Daylight Time) on October 28, 2026.
Stratification
The Corporation is providing paper copies of its management information circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.
Annual Financial Statements
The Corporation is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.